Exhibit 99.26

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

June 3, 2011

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS RETAINS

JOHN WALTER COMMUNICATIONS INC.

Vancouver, BC – June 3, 2011 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased announce that the Company has retained John Walter Communications Inc. (“JWC”) to provide Investor Relations services to the Company (the “IR Agreement”).  The IR Agreement has an initial term of three (3) months and JWC will be paid $5,000 per month.  The term of the IR Agreement may be extended by mutual consent.  Cream has also granted 500,000 stock options to JWC, which options will vest as to 25% every three months and are exercisable at a price of $0.23 per share, on or before June 3, 2016. Should the agreement not be extended 375,000 of the 500,000 stock options will be cancelled at that time.

Mr. John Walter is the Founder and President of John Walter Communications Inc., an independent consulting firm that is dedicated to assisting junior and intermediate mining companies grow to their full potential. Mr. Walter has spent more than two decades in Institutional Equity Sales, including 17 years at UBS and its predecessor companies, providing coverage to Institutional Clients in North America, the Middle East, Asia and Australia. Mr. Walter is a Mining Engineer with extensive experience in all aspects of mine development and production. Mr. Walter graduated from Queen's University in Kingston, Ontario in 1979 with a degree in Mining Engineering. John Walter Communications Inc. is located in Toronto, Ontario.

Cream Minerals is a silver-gold exploration company. The Company’s flagship project is the Nuevo Milenio silver – gold property, Nayarit Sate, Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.